UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

January 26, 2007

COMMISSION FILE NO. 1 - 10421

LUXOTTICA GROUP S.p.A.

VIA CANTÙ 2, MILAN, 20123 ITALY
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒         Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T

Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T

Rule 101(b)(7): ☐

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐    No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-______

Set forth below is the text of a press release issued on January 23, 2007.

Luxottica posts third consecutive year of double-digit growth in sales

Consolidated net sales for fiscal year 2006 rose by 13.0%; the Group expects additional profitable growth in 2007

Milan, Italy — January 23, 2007 - Luxottica Group S.p.A. (NYSE: LUX; MTA: LUX), global leader in the eyewear sector, today announced consolidated net sales for the three- and twelve-month periods ended December 31, 2006.

Fourth quarter of 20061

•                  Consolidated sales: €1,105.3 million (+6.8%) (+13.4% excluding effect of exchange rates)

-                    Retail sales: €769.0 million (+0.4%); Retail comparable store sales2: +5.7%

-                    Total wholesale sales: €408.7 million (+23.3%) (+27.3% excluding effect of exchange rates)

Fiscal year 20063

•                  Consolidated sales: €4,670.9 million (+13.0%) (+13.8% excluding effect of exchange rates)

-                    Retail sales: €3,294.0 million (+7.6%); Retail comparable store sales4: +6.7%

-                    Total wholesale sales: €1,710.2 million (+30.5%) (+30.9% excluding effect of exchange rates)

Andrea Guerra, chief executive officer of Luxottica Group, commented: “2006 was another exceptional year for our Group, marking our third consecutive fiscal year of double-digit growth in sales. We currently expect that earnings per share for 2006 will be consistent with the range provided in our latest outlook.”

“Our results showed strong growth from both wholesale and retail operations. The record performance by our wholesale business - +30.5 percent year-over-year growth, to over €1.7 billion in sales — reflected significantly improved penetration in key markets worldwide thanks to the strength of our renewed brand portfolio. I am also pleased with the performance of our retail division, especially in North America, where the almost eight percent increase in sales was nearly all organic and affirmed - including during the final quarter of the year - the strength and additional potential of that business going forward.”

Wholesale sales to third parties for the year — a key measure of the business — rose by 28.1 percent. Ray-Ban, the world’s most recognized eyewear brand, posted its fourth year in a row of double-digit growth, reaching a total of over 14 million units sold — an all-time record for the industry. Sales of luxury brands — including Bvlgari, Chanel, Dolce & Gabbana, Prada and Versace — rose by an average of 40 percent for the year. In terms of regions, the business continued to improve penetration in the key North American market. Of particular note was the performance of the Group’s wholesale business in emerging markets, where sales rose for the year by 60 percent thus highlighting another area of growth going forward.

In 2006, the Group’s investments in its store base further strengthened its retail operations, unlocking opportunities for growth going forward. The plan covered the remodeling of approximately 510 stores worldwide as well as the addition of approximately 570 new and acquired stores, including the beginning of retail operations in Mainland China.

“Turning to 2007,” added Mr. Guerra, “we are working on a highly focused plan that we expect should result in another strong year in both retail and wholesale. This plan will include additional investments in our store base for approximately €225 million to continue building on the significant momentum of our retail business.”

The Group’s capital investment plan for 2007 currently includes the remodeling of an additional 480 stores worldwide as well over 500 new stores. Within retail, particularly in North America, the Group will especially focus on Sunglass Hut — for which by the end of 2007 approximately 60% percent of the store base is expected to be new or recently remodeled — and LensCrafters — where the roll-out of its new store format has already contributed to the positive results for 2006.

In wholesale Luxottica Group is expecting further growth from key luxury brands, which the Group believes continue to demonstrate significant potential for additional improvement, and from Ray-Ban. In terms of regions, emerging markets will be an area of additional focus for Luxottica Group with potential investments in both wholesale and retail.

The Group will report full year results on March 5, 2007, including a detailed outlook for fiscal year 2007.

Finally, today Luxottica Group announced5 that it expects to pay dividends for fiscal year 2006 for the Group’s ordinary shares in May 2007. The Group does not expect to adopt a policy of interim dividend distribution for fiscal year 2007 and will promptly inform the market of any changes with respect to the date indicated in this announcement, in accordance with applicable regulations.

About Luxottica Group S.p.A.

Luxottica Group is a global leader in eyewear, with approximately 5,700 optical and sun retail stores in North America, Asia-Pacific, China and Europe and a strong brand portfolio that includes Ray-Ban, the best selling sun and prescription eyewear brand in the world, as well as, among others, license brands Bvlgari, Burberry, Chanel, Dolce & Gabbana, Donna Karan, Polo Ralph Lauren, Prada and Versace, and key house brands Vogue, Persol, Arnette and REVO. In addition to a global wholesale network that touches 130 countries, the Group manages leading retail brands such as LensCrafters and Pearle Vision in North America, OPSM and Laubman & Pank in Asia-Pacific, and Sunglass Hut globally. The Group’s products are designed and manufactured in six Italy-based high-quality manufacturing plants and in the only two China-based plants wholly-owned by a premium eyewear manufacturer. For fiscal year 2006, Luxottica Group (NYSE: LUX; MTA: LUX) posted consolidated net sales of €4.7 billion. Additional information on the Group is available at www.luxottica.com.

Safe Harbor Statement

Certain statements in this press release may constitute “forward-looking statements” as defined in the Private Securities Litigation Reform Act of 1995. Such statements involve risks, uncertainties and other factors that could cause actual results to differ materially from those which are anticipated. Such risks and uncertainties include, but are not limited to, fluctuations in exchange rates, economic and weather factors affecting consumer spending, the ability to successfully introduce and market new products, the availability of correction alternatives to prescription eyeglasses, the ability to successfully launch initiatives to increase sales and reduce costs, the ability to effectively integrate recently acquired businesses, as well as other political, economic and technological factors and other risks referred to in Luxottica Group’s filings with the U.S. Securities and Exchange Commission. These forward-looking statements are made as of the date hereof and, under U.S. securities regulation, Luxottica Group does not assume any obligation to update them.

Luxottica Group S.p.A. media and investor relations contacts

Luca Biondolillo, Head of Communications

Tel.: +39 (02) 8633 4062
Email: LucaBiondolillo@Luxottica.com

Alessandra Senici, Senior Manager, Investor Relations

Tel.: +39 (02) 8633 4069
Email: AlessandraSenici@Luxottica.com

________________________

1)  All comparisons, including percentage changes, are between the three-month periods ended December 31, 2006 and 2005.

2)  Comparable store sales reflects the change in sales from one period to another that, for comparison purposes, includes in the calculation only stores open in the more recent period that also were open during the comparable prior period, and applies to both periods the average exchange rate for the prior period and the same geographic area.

3)  All comparisons, including percentage changes, are between the fiscal years ended December 31, 2006 and 2005.

4)  Comparable store sales reflects the change in sales from one period to another that, for comparison purposes, includes in the calculation only stores open in the more recent period that also were open during the comparable prior period, and applies to both periods the average exchange rate for the prior period and the same geographic area.

5)  This announcement about the payment of dividends for fiscal year 2006 and 2007 is specifically made in accordance with the rules specified in Article IA.2.1.2. paragraph 1, lett. a) and b) of the Regulation of the Markets Organized and Managed by Borsa Italiana S.p.A.

Set forth below is the text of a press release issued on January 25, 2007.

Luxottica Group announces public offer to acquire an additional 20 percent of
RayBan Sun Optics India Ltd.

Milan, Italy - January 25, 2007 - Luxottica Group S.p.A. (NYSE: LUX; MTA: LUX) today announced that, in compliance with directions issued by the Supreme Court of India on December 12, 2006, it intends to launch a public offer to acquire up to an additional 20 percent of the equity shares of RayBan Sun Optics India Ltd. through the Group’s subsidiary, Ray Ban Indian Holdings, Inc. RayBan Sun Optics India Ltd. is a company listed on the Bombay Stock Exchange, where it trades under the scrip code 500044.

Should the offer be fully accepted, Luxottica Group’s indirect holdings in RayBan Sun Optics India Ltd. would increase to approximately 64 percent, from its current 44 percent stake. The Group gained its interest in RayBan Sun Optics India Ltd. in connection with the acquisition of the Ray-Ban eyewear business from Bausch & Lomb in 1999.

Luxottica Group indicated that the maximum expected investment related to this offer would be approximately €11 million, including incremental interest to be paid to certain continuing shareholders. These amounts would have no material financial impact on the Group.

Further details regarding the public offer are available in the public announcement published in India today and available on the website of the Securities and Exchange Board of India at www.sebi.gov.in.

About Luxottica Group S.p.A.

Luxottica Group is a global leader in eyewear, with approximately 5,700 optical and sun retail stores in North America, Asia-Pacific, China and Europe and a strong brand portfolio that includes Ray-Ban, the best selling sun and prescription eyewear brand in the world, as well as, among others, license brands Bvlgari, Burberry, Chanel, Dolce & Gabbana, Donna Karan, Polo Ralph Lauren, Prada and Versace, and key house brands Vogue, Persol, Arnette and REVO. In addition to a global wholesale network that touches 130 countries, the Group manages leading retail brands such as LensCrafters and Pearle Vision in North America, OPSM and Laubman & Pank in Asia-Pacific, and Sunglass Hut globally. The Group’s products are designed and manufactured in six Italy-based high-quality manufacturing plants and in the only two China-based plants wholly-owned by a premium eyewear manufacturer. For fiscal year 2006, Luxottica Group (NYSE: LUX; MTA: LUX) posted consolidated net sales of €4.7 billion. Additional information on the Group is available at www.luxottica.com.

Safe Harbor Statement

Certain statements in this press release may constitute “forward-looking statements” as defined in the Private Securities Litigation Reform Act of 1995. Such statements involve risks, uncertainties and other factors that could cause actual results to differ materially from those which are anticipated. Such risks and uncertainties include, but are not limited to, fluctuations in exchange rates, economic and weather factors affecting consumer spending, the ability to successfully introduce and market new products, the availability of correction alternatives to prescription eyeglasses, the ability to successfully launch initiatives to increase sales and reduce costs, the ability to effectively integrate recently acquired businesses, as well as other political, economic and technological factors and other risks referred to in Luxottica Group’s filings with the U.S. Securities and Exchange Commission. These forward-looking statements are made as of the date hereof and, under U.S. securities regulation, Luxottica Group does not assume any obligation to update them.

Luxottica Group S.p.A. media and investor relations contacts

Luca Biondolillo, Head of Communications

Tel.: +39 (02) 8633 4062
Email: LucaBiondolillo@Luxottica.com

Alessandra Senici, Senior Manager, Investor Relations

Tel.: +39 (02) 8633 4069
Email: AlessandraSenici@Luxottica.com

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

LUXOTTICA GROUP S.p.A.

By: /s/ Enrico Cavatorta
DATE: January 26, 2007	ENRICO CAVATORTA CHIEF FINANCIAL OFFICER